SEC FILE NUMBER
                                                                        0-25384
                                                                   CUSIP NUMBER
                                                                      506377118

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):               __Form 10-K     __Form 20-F      __Form 11-K
                           X Form 10-QSB   __Form N-SAR

         For Period Ended:  June 30, 1996
          __ Transition Report on Form 10-K
          __ Transition Report on Form 20-F
          __ Transition Report on Form 11-K
          __ Transition Report on Form 10-Q
          __ Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           -----------------------


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

         Lafayette Industries, Inc.
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Former Name if Applicable

         N/A
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Address of Principal Executive Office (Street and Number)

         140 Hinsdale Street, Brooklyn,  NY 11207
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

IF the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X
- ---
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.


PART III -        NARRATIVE

State below in detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has been delayed in completing its financial statements for the quarter ended June 30, 1996 within the required time frame as the Company is in the process of completing a restructuring of its operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Robert Jessen                         718                 346-3099
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            (Name)                        (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
         filed? If answer is no, identify report(s).       X  Yes       No
                                                          ---       ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                        X  Yes       No
                                                          ---       ---

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Company expects to report an operating loss for the quarter ended June 30, 1996 as a result of a decrease in sales of approximately 1.4 million for the period ended June 30, 1996 as compared to the period ended June 30, 1995

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                 Lafayette Industries, Inc.
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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 13, 1996                          By /s/ Robert L. Jessen
      ----------------                         ----------------------
                                                   Robert L. Jessen

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              ATTENTION
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).